LEONARDO DRS, INC.
2345 Crystal Drive
Suite 1000
Arlington, Virginia 22202
September 29, 2022
Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Leonardo DRS, Inc.
Request to Withdraw Registration Statement on Form S-1, as amended
(File No. 333-253583)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Leonardo DRS, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s registration statement on Form S-1 (File No. 333-253583), together with all pre- and post-effective amendments and exhibits thereto, including Post-Effective Amendment No. 1 (collectively, the “Form S-1”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
The Form S-1 was originally filed with the Commission on February 26, 2021 and was declared effective by the Commission on March 23, 2021. Post-Effective Amendment No. 1 was filed on June 11, 2021 and not declared effective by the Commission. No securities have been sold pursuant to the Form S-1 or the prospectus forming a part thereof because the selling stockholder decided not to proceed with the offering.
The Company subsequently filed a registration statement on Form S-4 (File No. 333-266494) relating to the Company’s proposed all-stock merger with RADA Electronic Industries Ltd. on August 3, 2022, which was declared effective by the Commission on September 13, 2022.
The Company hereby requests an order granting the withdrawal of the Form S-1 to be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order granting withdrawal of the Form S-1 to the undersigned at Leonardo DRS, Inc., 2345 Crystal Drive Suite 1000, Arlington, Virginia 22202 or

by email at dorfman@drs.com, with a copy to the Company’s counsel, Sullivan & Cromwell LLP, Attention: Scott D. Miller, 125 Broad Street, New York, New York 10004 or by email at millersc@sullcrom.com.
If you have any questions or require further information with respect to this request for withdrawal of the Form S-1, please do not hesitate to call Scott D. Miller (212-558-3109) or Mario Schollmeyer (212-558-3287) of Sullivan & Cromwell LLP.

Leonardo DRS, Inc.

/s/ Mark A. Dorfman
By:	Mark A. Dorfman
Title:	Executive Vice President, General Counsel and Secretary

cc:	William J. Lynn III
(Leonardo DRS, Inc.)

Scott D. Miller
(Sullivan & Cromwell LLP)